PO Box 362708 San Juan, Puerto Rico 00936-2708 Telephone (787) 765-9800

Via EDGAR

September 26, 2016

Mr. John Spitz

Reviewing Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re: Popular, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 001-34084

Dear Mr. Spitz:

Reference is made to your letter dated September 13, 2016. Included below is our response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Popular, Inc.’s (the “Corporation”) Form 10-K for the year ended December 31, 2015 filed on February 29, 2016 (the “2015 Form 10-K”).

In responding to the Staff’s comment, the Corporation acknowledges the following:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Form 10-K for Fiscal Year Ended December 31, 2015

Exhibit 13.1

Adjusted Results of Operations – Non-GAAP Financial Measure, page 94

1.	We note your reconciliation, which is prepared on a full condensed income statement basis, of U.S. GAAP to “Adjusted Results” (Non-GAAP) beginning on page 95. We also note similar Non-GAAP disclosures in your June 30, 2016 earnings release filed in a Form 8-K on July 26, 2016, and in your Form 10-Q for the period ended June 30, 2016 beginning on page 191. It appears that these disclosures are inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next periodic filing and earnings release.

Mr. John Spitz

Reviewing Accountant

U.S. Securities and Exchange Commission

September 26, 2016

Management’s Response:

We will revise our Non-GAAP disclosures in future filings, including our earnings release and Quarterly Report on Form 10-Q for the third quarter of 2016, to incorporate the guidance in the updated Compliance and Disclosure Interpretations issued on May 17, 2016. In particular, we will not include a full condensed income statement for purposes of the reconciliation and will instead reconcile our U.S. GAAP net income to “Adjusted Net Income” (Non-GAAP) and otherwise will present a quantitative reconciliation of each non-GAAP measure to the most comparable U.S. GAAP measure.

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If you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-756-3982 or Jorge J. García, Senior Vice President and Corporate Comptroller, at 787-765-9800 ext. 506101.

Sincerely,

/s/ Carlos J. Vázquez

Carlos J. Vázquez

Executive Vice President and

Chief Financial Officer